UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
Commission File Number: 0-31226

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INVESTools Inc.
Full Name of Registrant

NA
Former Name if Applicable

585 East 1860 South
Address of Principal Executive Office (Street and Number)

Provo, Utah 84606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in its Current Report on Form 8-K dated February 18, 2005, the Company's management, in consultation with the Audit Committee and its independent public accounting firm, KPMG LLP, concluded that its consolidated financial statements for the years ended December 31, 2003 and 2002, and for the quarterly periods ended March 31, June 30, and September 30 of 2004 should no longer be relied upon and will be restated.  The restatements reflect adjustments to appropriately and more precisely match the timing of revenue recognition to the period in which the Company delivers service to its customers in accordance with generally accepted accounting principles in the United States.  The restatements also include the creation of a liability for potential sales tax adjustments and an adjustment for a 2003 sublease agreement entered into at a loss.  The restatement is more fully discussed in a press release furnished by the Company on its Current Report on Form 8-K dated March 16, 2005.

The Company is in the process of reviewing the restatements and its financial statements for the year ended December 31, 2004.  Consequently, the Company will be unable to file its Form 10-K for the year ended December 31, 2004 within the prescribed period because its final review of this matter and the audit of the financial results for the Company will not be completed in time to allow the Company to file such Form 10-K in a timely manner.  The Company expects to file within the extension period.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ida K. Kane	(801)	724-6913
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the press release furnished by the Company in its Current Report on Form 8-K dated March 16, 2005, the financial results for the year ended December 31, 2002 and 2003 will be restated.  The results for 2003 and 2004, while still unaudited, are set forth in that press release and include, among other things, a net loss of $12.0 million in 2004 and $7.3 million in 2003.

INVESTools Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Ida K. Kane
Ida K. Kane, Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).